--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 11)

                               ----------------

                          A. P. GREEN INDUSTRIES, INC.
                           (NAME OF SUBJECT COMPANY)

                          A. P. GREEN INDUSTRIES, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                            COMMON STOCK, PAR VALUE
                                $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   393059100
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            MICHAEL B. COONEY, ESQ.
            SENIOR VICE PRESIDENT--LAW/ADMINISTRATION AND SECRETARY
                          A. P. GREEN INDUSTRIES, INC.
                                GREEN BOULEVARD
                             MEXICO, MISSOURI 65265
                                 (573) 473-3626
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
     NOTICE AND COMMUNICATION ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                               ----------------

                                WITH A COPY TO:

                             ROBERT M. LAROSE, ESQ.
                                THOMPSON COBURN
                             ONE MERCANTILE CENTER
                           ST. LOUIS, MISSOURI 63101
                                 (314) 552-6000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  This Amendment No. 11 ("Amendment No. 11") amends and supplements and constitutes the final amendment to the information set forth in the Solicitation/Recommendation Statement Pursuant to Section 14(d)(4) of the Securities Exchange Act of 1934 on Schedule 14D-9 (the "Schedule 14D-9") filed by and mailed to the stockholders of A. P. Green Industries, Inc. (the "Company") on March 6, 1998, with respect to shares of Common Stock, par value $1.00 per share, of the Company, including the associated rights to purchase the Company's Series B Junior Participating Preferred Stock issued pursuant to the Rights Agreement, dated as of November 13, 1997, as amended by that certain First Amendment to Rights Agreement, dated as of March 5, 1998, between the Company and Harris Trust and Savings Bank, as Rights Agent. The Schedule 14D-9 was amended pursuant to an Amendment No. 1 to Schedule 14D-9, dated March 10, 1998, an Amendment No. 2 to Schedule 14D-9, dated March 17, 1998, an Amendment No. 3 to Schedule 14D-9, dated March 20, 1998, an Amendment No. 4 to Schedule 14D-9, dated April 3, 1998, an Amendment No. 5 to Schedule 14D-9, dated April 20, 1998, an Amendment No. 6 to Schedule 14D-9, dated May 4, 1998, an Amendment No. 7 to Schedule 14D-9, dated May 18, 1998, an Amendment No. 8 to Schedule 14D-9, dated June 1, 1998, an Amendment No. 9 to Schedule 14D-9, dated June 15, 1998, and an Amendment No. 10 to Schedule 14D-9, dated June 29, 1998. Unless otherwise indicated, the capitalized terms used herein shall have the meanings specified in the Schedule 14D-9, as amended.

ITEM 2. TENDER OFFER OF THE PURCHASER.

  Item 2 is hereby amended and supplemented by adding thereto the following:

    The Offer terminated at 5:00 p.m., ET, on Tuesday, June 30, 1998. Merger Sub accepted for payment approximately 7.6 million shares validly tendered and not withdrawn by giving written notice to the Depositary of its acceptance for payment of such shares pursuant to the Offer.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

  Item 8 is hereby amended and supplemented by adding thereto the following:

    On July 1, 1998, Purchaser issued a press release which announced the expiration of the Offer at 5:00 p.m., ET, on June 30, 1998. Purchaser also announced that it had been advised by the Depositary that as of 9:30 a.m., ET, on July 1, 1998, approximately 7.6 million Shares of Common Stock of the Company had been validly tendered and not withdrawn, representing approximately 95% of the outstanding Common Stock of the Company. The Shares tendered include 10,942 Shares tendered pursuant to Notices of Guaranteed Delivery. The foregoing description of the press release is qualified in its entirety by reference to a copy of the press release which is attached hereto as Exhibit 15 and is incorporated by reference herein.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

  Item 9 is hereby amended and supplemented by adding thereto the following:

    Exhibit 15 Press Release, dated July 1, 1998.

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          A. P. Green Industries, Inc.

                                                 /s/ Michael B. Cooney
                                          By: _________________________________
                                             Name: Michael B. Cooney
                                             Title: Senior Vice President-Law/
                                             Administration and Secretary

Dated: July 1, 1998

                                       3